Filed by Quidel Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956)

Copyright © 2022 Quidel Corporation. All rights reserved. Quidel Corporation J.P. Morgan Healthcare Conference January 12, 2022

Forward-Looking Statements and Additional Information NO OFFER OR SOLICITATION The information in this presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed business combination transaction among Quidel Corporation (the “Company”), Ortho Clinical Diagnostics Holdings plc (“Ortho”) and Coronado Topco, Inc. (“Topco”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. WHERE YOU CAN FIND ADDITIONAL INFORMATION In connection with the proposed business combination transaction among the Company, Ortho and Topco, Topco will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORTHO AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus will be mailed to the Company’s shareholders and Ortho’s shareholders when available. You will also be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by the Company and Ortho with the Commission by requesting them in writing from Quidel Corporation, 9975 Summers Ridge Road, San Diego, CA 92121, Attention: Investor Relations, or by telephone at 858-646-8023, or from Ortho Clinical Diagnostics Holdings plc, 1001 Route 202, Raritan, New Jersey 08869, Attention: Investor Relations, or by directing a written request to SVC Ortho-SVC@SARDVERB.com. The Company and Ortho and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement on Schedule 14A filed with the Commission on April 15, 2021. Information about Ortho’s directors and executive officers and their ownership of Ortho’s ordinary shares is set forth in Ortho’s Annual Report on Form 10-K filed with the Commission on March 19, 2021. These documents may be obtained free of charge from the sources indicated above. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials when they are filed with the Commission. FORWARD-LOOKING STATEMENTS This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this presentation by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, our estimated revenues for the fourth quarter of 2021, and the benefits of the business combination transaction involving the Company, Ortho and Topco, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s and Ortho’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the evolution of the COVID-19 pandemic and its impact; competition; our development of new technologies, products, and markets; our reliance on sales of our COVID-19 and influenza diagnostic tests; our reliance on a limited number of key distributors; acceptance of our products among physicians, healthcare providers, or other customers; the impact of third-party reimbursement policies; our ability to meet demand for our products; interruptions in our supply of raw materials and other product and production components; costs and disruptions from failures in our information technology and storage systems; international risks, including compliance with product registration requirements and legal requirements, tariffs, currency exchange fluctuations, reduced protection of intellectual property rights, and taxes; worldwide economic, political, and social uncertainty; our development, acquisition, and protection of proprietary technology rights; intellectual property risks and third-party claims of infringement; loss of our Emergency Use Authorization from the U.S. Food and Drug Administration for our COVID-19 products; failures or delays in receiving regulatory approvals, clearances, or authorizations, the loss of previously received approvals, or other adverse actions by regulatory authorities; performance, timing, funding and compliance risks relating to government contracts; product defects; compliance with government regulations relating to the handling, storage, and disposal of hazardous substances; our ability to identify and successfully acquire and integrate potential acquisition targets; our need for additional funds to finance our capital or operating needs; failure to complete the proposed business combination transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed business combination transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and Ortho generally. Additional risks and factors are identified under “Risk Factors” in the Company’s Annual Report on Form 10-K filed on February 19, 2021 and subsequent reports filed with the Commission, and will be identified under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission. You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither the Company or Ortho undertakes an obligation to update any of the forward-looking information included in this presentation, whether as a result of new information, future events, changed expectations or otherwise, except as required by law. The City Code on Takeovers and Mergers The City Code on Takeovers and Mergers does not apply to the proposed business combination.

Committed to delivering strong performance by investing in growth and innovation

1979 – 1989

- Company founded
- Primarily a provider of Strep A and Pregnancy rapid diagnostics

1989 – 2009

- Launched QuickVue Influenza A/B rapid diagnostic assay
- First company to receive CLIA waiver for Flu, Strep and H. pylori tests

2009 – Present

M&A:

- Signed definitive agreement to acquire OCDX.
- Acquired Triage and BNP Businesses from Alere for $680 million
- Acquired DHI ($45 million annual direct business)
- Acquired BioHelix (proprietary HDA technology)

Regulatory Clearances:

- Over 30 FDA clearances & expanded product claims, 4 CLIA waiver designations, 6 EUAs

Product Launches:

- Launched Savanna MDx system ex-US
- Launched QuickVue At-Home OTC COVID-19 Test
- Launched Sofia SARS test (1st EUA antigen test)
- Launched Sofia 2 platform, 4 FDA-cleared assays
- Launched Solana instrumented MDx platform
- Launched Sofia platform and 4 FDA-cleared assays
- Launched 2 first-generation MDx systems (AmpliVue & Lyra)
- Launched Virena wireless system

Total Revenues ($, in millions)



Legacy Quidel Business
Triage & BNP Acquisition
Covid-19 Business
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$192
$278
$522
$535
$1,662
~$1,695
Quidel & Ortho Pro-Forma $3,900
2016A
2017A
2018A
2019A
2020A
2021E
Q321 TTM PF

*Quidel full year revenues (2010-2020), legacy revenue excludes acquired Cardiac (Triage & Beckman BNP).
FY2021 revenue estimate based on pre-announcement on 01/06.22.
Q321 TTM Pro forma revenues represent Q3TTM revenues from combined Quidel and Ortho.

QUIDEL

Copyright © 2022 Quidel Corporation. All rights reserved.
3

Quidel’s first transformative event: acquisition of Alere assets, effectively doubling the size & revenue profile Successfully integrated the Triage and Beckman businesses Established global infrastructure and commercial teams Reduced leverage from 4.2X to < 1.0X within 2 years* Harvested $20 million in synergies As a standalone, Quidel has been successful in executing on transformational opportunities… Tremendous execution during COVID-19 pandemic, resulting in a stronger revenue, margin and cash profile. Solidified the core, professional-use market Unlocked new markets: OTC, employer and government Increased manufacturing capacity approx. 10X to meet significant immediate and mid-term market demand Established new distribution, manufacturing centers Strengthens trend of de-centralized testing OCDX acquisition creates Top-7 IVD pure-play Immediately provides global commercial scale Innovative solutions that span the diagnostics continuum Diversified, recurring revenue across a global installed base Enhanced R&D Stronger financial profile *Excludes Deferred and Contingent Consideration balance as of December 2019 of $184 million payable to Abbott at $8 million per year over 3 years and $40 million per year over 4 years

…while at the same time maximizing our core business with a high-velocity pipeline and differentiated content

Currently, strong demand for COVID product

- COVID-19 anticipated to be ongoing revenue stream
- Between December 2021 week 1 and week 4, sell-through increased 10X at Walgreens/CVS
- Increased manufacturing capacity in 2021 to meet demand
- Delivering on 100 million-QuickVue COVID OTC US gov. order
- QuickVue and Sofia antigen tests both detect Omicron
- Launching QVue app for business, self-testing
- 75,000+ Sofia installed base, Solana at 1,500+
- Increasing brand strength and mindshare

Savanna is our next flagship product

- Initial commercial launch in EU underway with RVP4
- Positive customer feedback on features: TAT, cost, panel size
- Additional syndromic panels to be submitted in 2022
- Targeting revenues in excess of $300M by 3rd yr. of US launch
- Sales growth potential through Ortho's commercial channel

Flu season underway

- Increasing demand for QuickVue and Sofia Flu, Sofia Combo
- Provides incremental opportunity for Sofia placements and broadens the installed base
- Sofia business is secured via 3-year contracts

QUIDEL

Copyright © 2022 Quidel Corporation. All rights reserved.

5

Quidel remains focused on continued decentralization of testing through investment in Digital Health Our integrated digital health and diagnostic solutions currently focus on enterprise and employee health, with near-term expansion opportunities into consumer use and markets beyond COVID-19 Empower individuals to take charge of their own health and wellness Self-test & report: QuickVue and QVue Self-test with QuickVue Use QVue to report results in near real-time 1 Guided testing and reporting: QuickVue and QVue with an authorized telehealth proctor Employees interact with the live proctor through video chat Proctor will: confirm employee ID, observe the testing process, and confirm the result 2 3 In-home testing and reporting SofiaQ will use the same assay format as our professional platform – Sofia / Sofia 2 Ability to connect to phone and app for reporting and telemedicine visits 4 Continued investments Continued investment in 3rd-party partnerships and license technologies and proprietary IP to develop new solutions to enable the expanding field of digital health Digital Health Products & Investments

Savanna's differentiators include cost advantage, panel size and TAT

System has strong appeal in Ortho's small-to-medium sized hospital customers

1 **Multiplexing technology provides quick diagnosis in one sample**
- Magnetic bead based nucleic acid isolation
- 4 color PCR multiplexing for up to 12 analytes/run

2 **Fast turnaround time**
- Sample-to-answer in under 25 minutes
- qPCR with 45 cycles in < 12 minutes

3 **Fully integrated, easy-to-use system**
- Direct swab and liquid sample compatibility
- Reagents stable at room temperature

4 **Scalable: modularity allows use in low / mid volume settings**
- Auxiliary bays added vertically or horizontally

5 **Assay versatility**
- Qualitative/quantitative assays compatible
- Combined pathogen/AST testing in one assay run

6 **Assay development strategy**
- Develop critical mass of assays near launch time
- Scalable assay manufacturing concept



Mini-panel assay cartridges for: RVP4, RVP11*, HSV-VZV-TP*, GI Panel* (B/V), STI Panel*, Pharyngitis*

QUIDEL

*assays under development.

Copyright © 2022 Quidel Corporation. All rights reserved.

7

MDx total testing market is ~ $8 billion + Respiratory-MDX Pandemic Central SARS $5.3B 250M tests POC SARS $900M 45M tests POC Small Panel $1.1B 20M tests POC Syndromic $700M 5M tests Gastrointestinal-MDX POC Syndromic $150M 1M tests Sexually Transmitted Infections-MDX Central $280M 11M tests POC $25M 1M tests Source: McEvoy and Farmer Infectious Disease Testing Markets, March 2021.

Savanna puts more clinically relevant analytes in the hands of more physicians through the economy and speed built into the platform RVP 11 EUSP per Panel Targets per Respiratory Panel Abbott -Luminex ePlex Roche Moreover, as with Savanna’s respiratory assay, future panels are expected to have rapid turnaround times (<25 min) and sized with analytes with the most clinical consequence in order to maximize the value and utilization of multiplexed tests Savanna’s panels are expected to offer a more complete clinical picture of a syndrome/disease to hospital physicians by providing more analytes in fewer test cartridges 6 cartridges 2 cartridges 2 cartridges 3 cartridges 2 cartridges 3 cartridges The result is better and faster patient care

Quidel’s Acquisition of Ortho Clinical Diagnostics

Ortho represents our third transformative opportunity and a very attractive transaction

$50B
Combined Market Opportunity

$3.9B
Combined TTM Q3 2021 Pro Forma Revenue

~6,000
Combined Employees Worldwide

$100M+
Revenue Synergies by 2025

~$90M
Run-Rate Cost-related Synergies end of year 3

Definitive Leadership	• Innovative solutions spanning the diagnostics continuum – high-volume to rapid point-of-care and home use • Multiple modalities to address increasingly diverse clinical and customer needs
Differentiated Scale	• For TTM Q3 2021, combined pro forma revenue of $3.9 billion and adjusted EBITDA of $1.8 billion with accelerating growth • Highly complementary global R&D and commercial operations across 130-plus countries
Customer Impact	• Enhancing care along the testing continuum: screening, diagnosis, and monitoring • Strengthening capabilities for reference labs, hospitals, clinics, and at-home testing
Enhanced Growth	• Immediate expansion into significant new and emerging global markets • Transforms decentralized testing through telehealth and digital health capabilities
Financial Strength	• Expected strong top- and bottom-line synergy opportunity • Diversified, recurring revenue across a global installed base • Strong balance sheet and cash flow to invest in both organic and inorganic opportunities

QUIDEL

Copyright © 2022 Quidel Corporation. All rights reserved.
11

Transaction overview

Transaction Details	• Quidel to acquire Ortho for $24.68 per share of common stock as of December 22, 2021, funded through a combination of cash and newly issued shares in the combined company • Total equity value of ~$6.0 billion • Ortho shareholders will receive $7.14 per common share and 0.1055 shares of common stock in the combined company for each Ortho common share • Ortho shareholders expected to own approximately 38% of the combined company • Quidel stockholders will receive 1 share of the combined company for each Quidel share
Leadership & Governance	• Doug Bryant, Chairman & CEO • Rob Bujarski, President and COO • Joe Busky, CFO • Michael Iskra, CCO • Board of Directors: 12 total directors; 8 from Quidel and 4 from Ortho
Value Creation	• Combined company long-term revenue growth expectations of 9 – 11% CAGR post-COVID • Significant synergy opportunity: cost synergies of $90 million, revenue synergies of $100 million • Combined company EBITDA margin: > 30% • Accretive to cash EPS within 12 months of close • 5-year adjusted ROIC in the high single digits*
Timing & Closing Requirements	• Transaction unanimously approved by both Quidel and Ortho Boards of Directors • Subject to approval by both companies' shareholders as well as customary closing conditions and regulatory approvals • Expected closing in 1H 2022

**Adjusted ROIC includes realization of cash tax benefits*

QUIDEL
Copyright © 2022 Quidel Corporation. All rights reserved.
12

Pro Forma Addressable Market Opportunity $23bn+ $50bn+ Long-Term Revenue Growth Outlook 17% CAGR 9-11% CAGR EBITDA Margin(2) Mid 30% >30% EPS -- Accretive to cash EPS within 12 months of close Operating Cash Flow $300 – $400mm $750mm + ROIC(3) -- High Single Digits Post-COVID Included add back of stock-based compensation ROIC adjusted to include realization of cash tax benefits (1) Pro forma combination is expected to create significant shareholder value Compelling Pro Forma Financial Outlook

Leadership across large and growing market opportunities

Similar call points in clinical laboratories and small- to medium-sized hospitals

Total Addressable Market: $50 Billion

~ $23B Point-of-care	~ $25B Clinical Laboratories	~$2B Transfusion Medicine

QUIDEL

Market Leader in POC Cardiac and Respiratory Rapid Testing


QuickVue®


Triage®


Sofia®


Savanna®

\+

Ortho Clinical Diagnostics

Market Leader in acute care and "STAT" Labs


VITROS® XT 3400


VITROS® XT 7600


VITROS® 5600


VITROS® Automation

Global Leader in Immunohematology


ORTHO VISION®


ORTHO OptixTM


ORTHO WORKSTATION

QUIDEL

Copyright © 2022 Quidel Corporation. All rights reserved.
14

Multiple drivers for ongoing value creation Stronger financial profile Broad portfolio Commercial leverage Scale Enhanced R&D Standalone companies Global commercial and regulatory reach and expansive product portfolio to drive strong revenue synergies & adjusted EBITDA benefits Pro forma entity Meet testing needs at all points of the care continuum – reference labs, hospitals, physicians’ offices, urgent care centers and at-home / retail locations Global footprint with strong commercial channels Capabilities of both organizations Menu expansion Automation Durable business model Significant cost and revenue synergies Greater financial flexibility for growth Lower net leverage facilitates continued capital deployment

A leading Top-7 IVD pure-play (4) (2) (3) (1) (1) (1) (1) (1) (1) Quidel Pro Forma Source:FactSet, Company filings, Wall Street research Note:As of 11/18/21 Represents Diagnostics business segment; Represents Specialty Diagnostics business segment; Pro forma for acquisition of Luminex; Represents Clinical Diagnostics business segment. FY 2020 IVD Revenue ($ in millions) (1) Top-7 Diagnostics Player 100,000+ Instrument Installed Base Across All Platforms 130+ Countries

Ortho is a great strategic fit and contributes complementary capabilities

Leading In Vitro Diagnostics Pure-play

- Rich 80+ year history of leadership in mid- and high-volume testing
- A global leader in screening and diagnosis across clinical chemistry, immunoassay and transfusion medicine
- Diversified instruments portfolio covering major therapeutic areas and supporting ~90% of typical lab menu needs
- Pioneer of dry-slide technology driving leadership in acute care and "STAT" labs
- Long-term customer relationships driven by product innovation, service, and commercial excellence
- Extensive global footprint with ~2,300-person commercial organization

Revenue by Business Segment(2)

($ in millions)



Non-Core
2%
Immunoassay
28%
Clinical
Chemistry
38%
$2.0B
TTM Q3'21
Revenue
Transfusion Medicine
32%

Compelling scale with established installed base and rich development pipeline

93%	27%	~20,000	31%
Recurring Revenue	Adjusted EBITDA Margin[1]	Unit Installed Base	Emerging Markets

(1) Calculated as income from operations plus D&A divided by revenue; TTM Q3 2021 data.
(2) Non-core revenue is comprised of contract manufacturing and licensing revenue; TTM Q3 2021 data

QUIDEL

Copyright © 2022 Quidel Corporation. All rights reserved.
17

Together, we will be one of the largest pure play Dx companies.

Able to leverage R&D, Clin/Reg, Commercial expertise to solidify leadership position and drive growth into new markets

Ortho Clinical Diagnostics

- Global infrastructure (NA, LATAM, EMEA, Japan, China, ASPAC)
- Diversified, stable and growing revenue
- 2,300 direct global teammates focused on commercial sales and service
- Longstanding and deep customer relationships (average of 13 years for clin labs)
- 14 instrument systems covering 24 therapeutic areas with 240 assays
- Dry slide technology offering improved ease of use (fewer parts and fewer tubes)

QUIDEL

- Sizeable growth opportunities in fast growing segments
  - POC IA
  - POC MDx
  - Home Testing & Telemedicine
- Brand strength in POC testing and emerging Brand in OTC segments
- Robust R&D pipeline of 50 active projects including two new near-patient / POC platforms
  - Sofia 2
  - Sofia Q
  - Savanna
  - Project "Leapfrog"
  - Next-Gen IA system (POC)
  - Lyra (PCR reagents)
- Exceptional balance sheet with ~$1Bn in cash (FY2021) and no debt

QUIDEL
Copyright © 2022 Quidel Corporation. All rights reserved.
18

Transaction further diversifies Quidel’s footprint and revenue streams Revenue by Geography Revenue by Major Product Category Quidel Pro Forma $3.9B TTM Q3’21 Revenue $1.9B TTM Q3’21 Revenue $2.0B TTM Q3’21 Revenue Note: percentages may not add up due to rounding.

Unparalleled breadth and depth of capabilities Health Indications Infectious Disease Cardiac Sepsis Clinical Chemistry Special Chemistry Hormones/Metabolic Oncology Thyroid Tox/Drug of Abuse Reproductive Complement Diabetes Immunohematology Point-of-Care High Throughput Clinical Setting Decentralized Settings At-Home / Over The Counter At-Home / Therapeutic Monitoring “PhAST” Hospital Labs Large Small Micro Reference Labs Integrated Delivery Networks Clinics Freestanding Emergency Departments Physician Office Labs Urgent Clinics Retail Pharmacy New Business Opportunity Telemedicine Opportunity

Global footprint provides scale Ortho Direct Sales Ortho Indirect Sales Quidel / Ortho Sales Presence Significant opportunity for global cross-selling opportunities and channel pull through with combined infrastructure 2,300 direct global teammates focused on commercial sales and service

Dedicated integration team focused on achieving clear milestones Executive Steering Committee Integration Management Team Next 120 Days Integrate the Organization 18 – 24 months Capture Synergies 36 months Revenue Synergies: Approx. 80% of the $100 million in revenue synergies come from Molecular products, cross-selling into same call-points and leveraging the geographical footprint and expertise outside U.S. to launch new products like Savanna. Process allows the rest of the organization to continue running and growing the businesses Cost Synergies: achievable $90 million identified, or approx. 5% of estimated total operating costs. Opportunity to refinance & pay off Ortho senior notes early represents another $30 million in annual savings. Ortho’s prior-year NOLs of $1.2 billion create a potential cash tax benefit.

Key Takeaways Continue driving momentum in core businesses and leverage strengths of both companies Unrelenting focus on commercial excellence while expanding into new geographies and markets Drive the global commercial execution of Savanna Integrate the organizations while maintaining the culture and fit that define them Strive to accelerate and exceed cost and revenue synergy targets Focus on achieving overall revenue and EBITDA growth expectations